EXHIBIT 99.1

Stantec announces renewal of Normal Course Issuer Bid and  Automatic Share Purchase Plan

EDMONTON, Alberta, Dec. 11, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec Inc. (“Stantec”), a global leader in sustainable design and engineering, announced today that it has received approval from the Toronto Stock Exchange ( the “TSX”) respecting the renewal of its Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB documentation filed with the TSX, Stantec may purchase up to 2,281,339 common shares, representing approximately 2% of Stantec’s 114,066,995 issued and outstanding common shares as of December 1, 2023. The purchases may commence on December 13, 2023 and will terminate no later than December 12, 2024. Except for block purchases permitted under the rules and policies of the TSX, the number of shares to be purchased per day will not exceed 88,772 or approximately 25% of the average daily trading volume for the six full calendar months ending November 30, 2023, which is 355,090 shares. Stantec will make the purchases on the open market through the facilities of the TSX or any alternative Canadian trading system, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. All shares purchased by Stantec will be cancelled.

The renewal of the NCIB follows on the conclusion of Stantec’s previous NCIB that expired November 15, 2023. From November 16, 2022 to November 15, 2023, Stantec purchased 129,036 common shares at a weighted average price of $77.25 per share.

Stantec also announced today that, in connection with its intention to implement the NCIB, Stantec has renewed its automatic share purchase plan (the “ASPP”) with a designated broker to allow for the purchase of its common shares under the NCIB, once effective, at times when Stantec normally would not be active in the market due to applicable regulatory restrictions or internal trading black-out periods. Before the commencement of any particular internal trading black-out period, Stantec may, but is not required to, instruct its designated broker to make purchases of Stantec’s common shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the broker in its sole discretion based on parameters established by Stantec prior to commencement of the applicable black-out period in accordance with the terms of the ASPP and applicable TSX rules. Outside of these black-out periods, common shares will be purchasable by Stantec at its discretion under its NCIB, once effective.

The ASPP will commence on the effective date of the NCIB and will terminate on the earliest of the date on which: (a) the maximum annual purchase limit under the NCIB has been reached; (b) the NCIB expires; or (c) Stantec terminates the ASPP in accordance with its terms. The ASPP constitutes an “automatic securities purchase plan” under applicable Canadian securities laws.

Stantec believes that, from time to time, the market price of its common shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares may represent an attractive investment for Stantec and an appropriate and desirable use of its available funds. This capital deployment strategy is consistent with Stantec’s priority of maintaining balance sheet strength, while reinvesting in organic and acquisitive growth, paying down debt, and increasing dividends, all of which contribute to enhanced shareholder returns.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact	Media Contact
Jess Nieukerk	Ashley Warnock
Vice President, Investor Relations	Stantec Media Relations
Ph: (403) 569-5389	Ph: (403) 472-0122
ir@stantec.com	ashley.warnock@stantec.com

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Design with community in mind